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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                         Commission File Number 1-10779
                          NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q
             [ ]Form N-SAR
        For Period Ended:  December 31, 1997

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:
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PART I
REGISTRANT INFORMATION

Full name of registrant    Marvel Entertainment Group, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
                                    387 Park Avenue South
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City, state and zip code
                                    New York, NY 10016
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PART II
RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.



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PART III
NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period . (Attach extra sheets if needed.)


     During 1997, the Registrant experienced a change in control on June 20, 1997 and again on December 12, 1997. On December 22, 1997, John J. Gibbons, was appointed as chapter 11 trustee ("Trustee') for the Registrant. Mr. Gibbons sought to appoint the law firm of Gibbons, Del Deo, Dolan, Griffinger and Vecchione ("Gibbons, Del Deo") as legal counsel for the Registrant. Both actions were objected to by Marvel Holdings in the Third Circuit Court of Appeals. On January 9, 1998, High River Limited Partnership and Westgate International LP objected to the appointment of Gibbons, Del Deo as legal counsel to the Registrant. The United States District Court for Delaware denied the Trustee's motion for the approval of such retention and an appeal was pending in the Third Circuit Court of Appeals. A decision was rendered by the Third Circuit Court of Appeals on Wednesday March 25, 1998 in which Gibbons, Del Deo was appointed as legal counsel for the Registrant.

       As a result of this delay in the appointment of legal counsel, the Registrant has been unable to timely complete and review its year-end December 31, 1997 procedures and its Annual Report on Form 10-K with its Trustee and legal counsel without unreasonable effort and expense. The Registrant is in the process of completing its Annual Report on Form 10-K and expects to file the same within the prescribed extension period.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         August J. Liguori                  212               696-0808
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        (Name)                           (Area Code)     (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
                                       [x] Yes [ ]No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       [x]Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously reported in the Registrant's March 5, 1998 press release, the Registrant, based upon preliminary unaudited financial statements, is expected to incur a net loss in the range of $265 - $305 million for the year ended December 31, 1997 as compared to a net loss of $464.4 million for the year ended December 31, 1996. Net revenues for the year ended December 31, 1996 were $745.5 and are estimated to be $471.7 for the year ended December 31, 1997. Results for the year ended December 31, 1996 included a non-cash write-down of goodwill and other intangibles of approximately $278 million primarily related to the Registrant's trading card and publishing businesses. Included in the net loss for the year ended December 31, 1997 was a non-cash write-down of goodwill in the range of $115 - $145 million associated with the Registrant's trading card and children's activity sticker business. During the fourth quarter of 1997 the Registrant determined a further impairment of trading card goodwill occurred as a result of, among other things continued losses and weakness in the trading card industry. During 1997, the sticker industry experienced a general softness in market conditions primarily in Europe, which also gave


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rise to the Registrant's determining that in the fourth quarter an impairment took place in the goodwill for its sticker business. In addition, for the year ended 1997, the Registrant incurred approximately $11 million in reorganization related expenses, interest expense of approximately $48 million (net of the suspension of adequate protection payments on June 5, 1997 of approximately $29 million), and other non-operating charges of approximately $7 million. As a result of pending litigation concerning voting control over Toy Biz, as of July 1, 1997, the Registrant deconsolidated Toy Biz from its results of operations. Revenues for Toy Biz for the year ended 1996 were $221.6 million and for the six months ended June 30, 1997 were $68.9 million. Accordingly, the estimated loss for the Registrant for the year ended December 31, 1997, does not include the operations of Toy Biz for the last six months of 1997. On March 30, 1998 the United States District Court for Delaware reached a decision in which the Registrant does not have voting control over Toy Biz.

     On March 3, 1998 the United States District Court for Delaware approved the Disclosure Statement for the Plan of Reorganization proposed by Toy Biz, Inc. and Marvel's secured lenders. The Court has set May 4th and 5th as the dates for a confirmation hearing for the proposed Toy Biz plan of reorganization (the "Toy Biz Plan") which will merge Marvel and Toy Biz. The Toy Biz Plan is subject to approval of creditors of Marvel, confirmation of the Federal District Court for Delaware and other conditions. There can be no assurance that the Toy Biz Plan will be confirmed.

Marvel Entertainment Group, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 1998    By /s/ August J. Liguori
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                          Executive Vice President and Chief Financial Officer
                          Principal Accounting Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13
(b) of Regulation S-T.

























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